Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

Silvercorp to Announce Second Quarter Results on November 8, 2017

VANCOUVER, British Columbia – October 25, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM NYSE American: SVM) announces that its unaudited financial and operating results for the second quarter ended September 30, 2017 will be released on Wednesday, November 8, 2017 after the market close.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.